UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

ELKCORP
(Name of Subject Company)
ELKCORP
(Name of Person Filing Statement)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
287456107
(CUSIP Number of Class of Securities)
David G. Sisler
Senior Vice President, General Counsel and Secretary
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
(972) 851-0500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:
Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 7 is to amend and supplement Item 9 in the Solicitation/Recommendation Statement (the “Statement”) on Schedule 14D-9 previously filed by ElkCorp, a Delaware corporation, on January 19, 2007, as amended on January 19, 2007, January 22, 2007, January 23, 2007, January 30, 2007, January 31, 2007 and February 5, 2007 in respect of the tender offer commenced on January 18, 2007, by an affiliate of The Carlyle Group, and to add an additional exhibit and to revise the Exhibit Index accordingly.
Item 9. Exhibits.

Exhibit No.	Description

(e)(9)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder (incorporated herein by reference to such Information Statement filed by ElkCorp with the Securities and Exchange Commission on February 5, 2007)

SIGNATURE
     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

ELKCORP
By:	/s/ Thomas D. Karol
	Name:	Thomas D. Karol
	Title:	Chairman of the Board and Chief Executive Officer

Dated: February 5, 2007

INDEX OF EXHIBITS

Exhibit No.	Description

(e)(9)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder (incorporated herein by reference to such Information Statement filed by ElkCorp with the Securities and Exchange Commission on February 5, 2007)